Reed Smith llp
10 South Wacker Drive
Chicago, IL 60606-7507
J. Todd Arkebauer	+1 312 207 1000
Direct Phone: +1 312 207 6453	Fax +1 312 207 6400
Email: Tarkebauer@reedsmith.com	reedsmith.com
November 26, 2008
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
          RE:      Lime Energy Co.
Ladies and Gentlemen:
          On behalf of Lime Energy Co., we are submitting for filing an Information Statement on Schedule 14C relating to five actions taken by majority stockholders. The purpose of this cover letter is to summarize the relationship of the information statement’s initial two actions (a private placement and a restructuring described below) with a sixth action (the acquisition described below) which will be subject to a future joint registration statement/information statement. These transactions involve a three-tiered recapitalization plan that Lime Energy announced on November 18, 2008 as described in a Current Report on Form 8-K. This three-tiered recapitalization plan consists of the following:
•	A private placement transaction in which Lime Energy has contracted to sell $6,275,500 in Units comprised of common stock and warrants (the “Private Placement”). Lime Energy has closed on $3,000,500 of this offering, but the second tranche of the offering, comprised of $3,275,000 in Units, requires Lime Energy stockholder approval.

•	The conversion of a $14.7 million promissory note held by Lime Energy’s Chairman into preferred stock that will become convertible into common stock, subject to Lime Energy stockholder approval (the “Restructuring”).

•	A Stock Purchase Agreement with ten shareholders of Advanced Biotherapy, Inc. (“ADVB”), a public company, pursuant to which Lime Energy agreed to acquire 90.8% of the outstanding common stock of ADVB in exchange for 2,252,341 shares of Lime Energy’s common stock (the “ADVB Acquisition”), subject to Lime Energy stockholder approval. By virtue of acquiring more than 90% of ADVB common stock, Lime Energy will undertake a short-form merger in accordance with Section 253 of Delaware General Corporation Law. In the short-form merger, the remaining ADVB shareholders will be offered to the same consideration, i.e., Lime Energy common stock at the same exchange ratio, as provided to the ten controlling ADVB shareholders.
          As reflected above, each of these transactions requires Lime Energy stockholder approval under the NASDAQ Marketplace Rules. Lime Energy has received consents to each transaction from stockholders who hold a majority of Lime Energy voting stock.
          Lime Energy has chosen to file two distinct disclosure documents relating to these recapitalization transactions: first, the pending information statement relating to the Private Placement

Securities and Exchange Commission November 26, 2008 Page 2
and the Recapitalization; second, a joint registration statement/information statement on Form S-4 relating to the ADVB Acquisition. The Form S-4 will register the offering of Lime Energy common stock to the remaining ADVB shareholders in the short-form merger. Lime Energy expects to file the joint registration statement/information statement in mid-December 2008.
          Although ideally it would disseminate both disclosure documents concurrently, Lime Energy chose to file the pending information statement in an effort to complete the Private Placement prior to the end of the year so as better to meet working capital needs. Access to the remaining $3,275,000 is important to Lime Energy’s ongoing business operations. Lime Energy will be able to access the funds immediately upon satisfying the twenty day distribution period required by Rule 14c-2 under Regulation 14C. It is possible for that to occur by the end of December 2008. By contrast, the disclosure in connection with the ADVB Acquisition is still being prepared for the joint registration statement/information statement on Form S-4. We anticipate that the closing of the ADVB Acquisition may not be able to occur until the end of the first quarter of 2009 or later.
          Lime Energy believes that the ADVB Acquisition should be characterized as an asset purchase since ADVB will not have ongoing business operations following the acquisition, therefore, it believes that ADVB financial statements and ADVB pro forma financial statements are not required in its forthcoming filings. Furthermore, the ADVB Acquisition is completely distinct from the Private Placement and the Restructuring. Although the recapitalization transactions were entered into within the same week, none of them are contingent upon the others closing and all involve dramatically different structures and consideration.
          As with many companies, Lime Energy is facing a challenging financing and business climate. Lime Energy believes its recapitalization plan – as well as the other actions reflected in the pending information statement – will place the company on stronger footing. On behalf of Lime Energy, we would appreciate any effort on your part to expedite processing of this information statement. If there is anything we can do to assist in your evaluation of this information statement or if you otherwise have any questions, please do not hesitate to contact me at 312-207-6453, or my colleague David Mittelman at 415-659-5943.

Very truly yours,

/s/ J. Todd Arkebauer

J. Todd Arkebauer
Reed Smith LLP